FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Forxiga approved in Japan for type-1 diabetes

27 March 2019 07:00 GMT

Forxiga approved in Japan for type-1 diabetes

The Japanese Ministry of Health, Labour and Welfare (MHLW) has approved Forxiga(dapagliflozin) as an oral adjunct treatment to insulin for adults with type-1 diabetes (T1D).

Elisabeth Björk, Senior Vice President, Head of late Cardiovascular, Renal and Metabolism, R&D BioPharmaceuticals, said: "This approval of Forxiga in Japan means that people with type-1 diabetes whose glucose levels are not adequately controlled with insulin alone now have a new oral treatment option available to them. Forxiga will help address a significant unmet need in this patient population, and this approval in type-1 diabetes builds on the well-established clinical profile of Forxiga."

The approval is based on data from the Phase III DEPICT clinical programme and a dedicated trial in Japanese patients (D1695C00001). Results showed that Forxiga, when given as an oral treatment in addition to adjustable insulin in patients with inadequately-controlled T1D, demonstrated significant and clinically-meaningful reductions from baseline in average blood glucose levels HbA1c (primary endpoint), weight and total daily insulin dose (secondary endpoints) at 24 weeks1,2,3, at both 5mg and 10mg doses.

The safety profile of Forxiga in these T1D trials was consistent with its well-established profile in type-2 diabetes (T2D), with the exception of a higher number of diabetic ketoacidosis (DKA) events in Forxiga-treated patients versus placebo. DKA is a known complication for adults with T1D that affects those with T1D more frequently than with T2D. Forxiga is already indicated as a monotherapy and as part of combination therapy in adults with T2D to improve glycaemic control as an adjunct to diet and exercise.

Forxiga was approved by the European Commission on 20 March as an adjunct treatment to insulin in adults with T1D, and the medicine is under regulatory review in the US for the same indication, with a decision expected in the second half of 2019.

About type-1 diabetes
T1D is a chronic disease in which the pancreas produces little or no insulin. Approximately five percent of people living with diabetes have type-1. The condition is caused by an autoimmune reaction that destroys the beta cells in the pancreas which make insulin.4 Different factors, including genetics and some viruses, may contribute to type-1 diabetes.5

About the DEPICT clinical programme
The DEPICT (Dapagliflozin Evaluation in Patients with Inadequately Controlled Type 1 Diabetes) clinical trial programme consists of two trials: DEPICT-1 and DEPICT-2 which are 24-week, randomised, double-blinded, parallel-controlled trials designed to assess the effects of Forxiga 5mg or 10mg on glycaemic control in patients with T1D inadequately controlled by insulin. All patients were evaluated at week 24 and after a 28-week extension (52 weeks in total).

About Forxiga
Forxiga (dapagliflozin) is a first-in-class, oral once-daily selective inhibitor of human sodium-glucose co-transporter 2 (SGLT2) indicated as both monotherapy and as part of combination therapy to improve glycaemic control, with the additional benefits of weight loss and blood pressure reduction, as an adjunct to diet and exercise in adults with T2D. Forxiga has a robust clinical trial programme of more than 35 completed and ongoing Phase IIb/III trials in over 35,000 patients, as well as more than 1.8 million patient-years' experience. Outside T2D, Forxiga is also approved in T1D in the EU.

About AstraZeneca in Cardiovascular, Renal & Metabolism (CVRM)
Cardiovascular, renal and metabolism together form one of AstraZeneca's main therapy areas and a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. Our ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter@AstraZeneca.

Media Relations
Gonzalo Viña	UK/Global	+44 203 749 5916
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Jennifer Hursit	UK/Global	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharma - Cardiovascular; Metabolism	+44 203 749 5711
Nick Stone	BioPharma - Respiratory; Renal	+44 203 749 5716
Josie Afolabi	Other	+44 203 749 5631
Craig Marks	Finance; Fixed Income	+44 7881 615 764
Jennifer Kretzmann	Retail Investors; Corporate Access	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

References
1.   Dandona P, Mathieu C, Phillip M, et al. Efficacy and safety of dapagliflozin in patients with inadequately controlled type 1 diabetes (DEPICT-1): 24-week results from a randomised controlled trial. Lancet Diabetes and Endocrinol. 2017:5;846-17
2.   Mathieu C, Dandona, P, Gillard, P, et al. Efﬁcacy and Safety of Dapagliﬂozin in Patients With Inadequately Controlled Type 1 Diabetes (the DEPICT-2 Study): 24-Week Results From a Randomized Controlled Trial. Diabetes Care 2018;41:1938-1946
3.   Dandona P, Mathieu C, Phillip M, et al. Efficacy and safety of dapagliflozin in patients with inadequately controlled type 1 diabetes: The Depict-1 52 week study. Diabetes Care 2018 Dec; 41(12): 2552-2559
4.   "Diabetes Home." Centers for Disease Control and Prevention, Centers for Disease Control and Prevention, 15 Aug. 2018, www.cdc.gov/diabetes/basics/type1.html.
5.   "Type 1 Diabetes." Mayo Clinic, Mayo Foundation for Medical Education and Research, 7 Aug. 2017, www.mayoclinic.org/diseases-conditions/type-1-diabetes/symptoms-causes/syc-20353011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 March 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary